Exhibit 99.6

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Minutes of the Board of Directors’ Meeting Held on February 10, 2011
Paris, February 10, 2011 — The Board of Directors of Total met on February 10, 2011, under the chairmanship of Christophe de Margerie, Chairman and CEO. It reviewed the Group’s accounts for the fourth quarter of 2010 and approved the 2010 consolidated financial statements, as well as the parent company financial statements and the proposed dividend which will be submitted to the Annual Shareholders’ Meeting for approval.
This information will be disclosed in a press release to be issued at 8:00 a.m. Paris time on February 11, 2011.
The Board decided to propose at the Annual Meeting, to be held in Paris on May 13, 2011, the re-election as directors for a three-year term of Patricia Barbizet, Paul Desmarais Jr. and Claude Mandil.
The Board also decided to propose at the May 13, 2011, Annual Meeting the election as directors of the Company for a three-year term of Marie-Christine Coisne, Chairman and CEO of Sonepar, and Barbara Kux, member of the Managing Board of Siemens AG.
As allowed under the articles of incorporation, the Board decided to offer shareholders the possibility of receiving the notice of meeting by e-mail and voting online, provided they do so prior to the meeting. A secure, dedicated Web site (http://gisproxy.bnpparibas.com/total.pg) will be open from April 22 to May 12, 2011, until 3:00 p.m. Paris time.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com